SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The first sentences in the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Arie G. Rubinstein
Arie G. Rubinstein
General Counsel and Company Secretary

Date: March 11, 2013

Press Release

For Immediate Release

On Track Innovations Ltd. Appoints Ofer Tziperman as CEO

Company to renew focus on realizing shareholder value

Rosh Pina, Israel, and Iselin, NJ, March 11, 2013 - On Track Innovations Ltd. (“OTI”) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, eID Systems and other applications, today announced that the Board of Directors has appointed Ofer Tziperman as Chief Executive Officer, effective immediately.

Mr. Tziperman (50) brings over 20 years of managerial experience in the international high-tech industry. He originally joined OTI in 1995, where for nearly five years as VP Marketing and Sales he played a major role in turning OTI to an international organization with subsidiaries and distributors around the world. He was deeply involved in the Company's initial public offering in 1999 in Germany. Mr. Tziperman left OTI in 2000 to co-found LocatioNet Systems Ltd., where he served as its CEO and President.  In this capacity he led LocatioNet Systems to become one of the pioneering technology providers in the Location-based Services market. During this period, Mr. Tziperman gained practical experience in monetizing the LocatioNet patents. Mr. Tziperman is an ex-attorney and practiced commercial and business law.  He holds an LLB degree from the Faculty of Law at Tel Aviv University, and is graduated from the Israeli Navy's Naval Officers Academy. In 2001, the World Economic Forum honored him as a 'Technology Pioneer'.

In 2011, Mr. Tziperman re-joined OTI to lead its global parking business as the President of PARX Ltd. Under his leadership, PARX has expanded its product portfolio from a single product to a full range of products, and quickly expanded on a global basis with commercial deployments in eight countries.  He is a co-inventor of four new patent applications in the field of car parking.

“The Board and I are excited to announce the appointment of Ofer Tziperman to the role of CEO of OTI. By working together, the Board of Directors and the management team will implement a new strategy for growing the Company’s businesses and building shareholder value,” stated Chuck Gillman, Director of OTI. “Ofer possesses a wealth of relevant experience and strong market knowledge from which to draw upon as we build a team to accelerate the growth of OTI’s various business units and maximize shareholder value.”

“I am excited to take the helm of OTI and lead the Company towards execution of a more aggressive strategy, as well as capitalizing on our IP,” stated Mr. Tziperman. “OTI has tremendous assets in its technologies, customer base and employees.  By more effectively leveraging these strengths I believe the Company can build significant value for our shareholders.”

The CEO position at OTI has been vacant since December when Oded Bashan's term as CEO ended due to provisions of the Israeli Companies Law.

OTI intends to release preliminary 2012 full year financial results on or around March 18, 2013.

# # #

About On Track Innovations Ltd. (www.otiglobal.com)

On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

The content of OTI’s website mentioned above is not part of this press release.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding implementation of a new strategy for growing the Company’s businesses and OTI’s ability to leverage on its strengths.  Forward-looking statements could be impacted by the effects of our ability to implement our strategy, the markets in which we operate, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2011, and in subsequent filings with the Securities and Exchange Commission.  Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.